Management's Discussion and Analysis

For the three and nine months ended September 30, 2026 and 2025

(Expressed in United States dollars, unless otherwise stated)

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management and approved by the Board of Directors as of November 5, 2026 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2026 and 2025, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2025 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This discussion covers the three and nine months ended September 30, 2026 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts herein are expressed in United States dollars ("U.S. dollars") unless otherwise stated. References to $ means U.S. dollars and C$ are to Canadian dollars. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively.

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards. Refer to section "Non-IFRS Measures" in this MD&A for additional information regarding these non-IFRS measures.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described under the headings "Risks and Uncertainties" and "Cautionary Statements" at the end of this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

BUSINESS OVERVIEW

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.  Galiano is a gold mining company with a strategic vision to become a mid-tier producer. The Company's operating gold mine is the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach processing plant, with a capacity of 5.8 million tonnes ("Mt") per annum. The AGM also owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, and disciplined deployment of its financial resources.

The Company's common shares trade under the symbol "GAU" on the Toronto Stock Exchange in Canada and the NYSE American Stock Exchange in the United States.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

Sefwi Gold Belt
Asankrangwa Gold Belt
Ashanti Gold Belt
N
Ahafo, Newmont
KUMASI
ASANKO GOLD MINE
Chirano, Asante
Akyem, Zijin
Obuasi, AngloGold Ashanti
KOFORIDUA
Edikan, Perseus
GHANA
Damang, Engineers & Planners Ltd
Wassa, Chifeng Jilong Gold Mining
ACCRA
CÔTE D'IVOIRE
Tarkwa, Gold Fields
Iduapriem, AngloGold Ashanti
Gulf of Guinea
Nzema, BCM International
0 25 50
Kilometers

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Q3 2026 AND YEAR-TO-DATE HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries (inclusive of LTIs) ("TRI") recorded during Q3 2026. The AGM has achieved 13.4 million hours worked without an LTI, equating to 548 accident-free days, as of September 30, 2026.

  12‐month rolling LTI and TRI frequency rates as of September 30, 2026 of 0.00 and 0.00 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $86.8 million and restricted cash of $25.9 million as of September 30, 2026 and no debt.

  Generated cash flow from operating activities of $57.0 million during Q3 2026.

  Income from mine operations of $72.2 million during Q3 2026.

  Net income of $0.15 and adjusted net income1 of $0.09 per common share (basic) during Q3 2026.

  Earnings before interest, taxes, depreciation, and amortization ("EBITDA1") of $82.3 million and Adjusted EBITDA1 of $93.3 million during Q3 2026.

  Settled 22,500 ounces of gold hedges during Q3 2026. The Company has 15,000 ounces remaining under its hedging program that are expected to be settled in Q4 2026.

Mining Operations

  Mined 1.7 Mt of ore at an average mined grade of 1.0 grams per tonne ("g/t") gold with a strip ratio of 4.4:1 during Q3 2026. Approximately 82% of mined ore was from the Abore deposit.

Processing

  1.4 Mt of ore was milled at an average feed grade of 1.0 g/t, with metallurgical recovery averaging 90% during Q3 2026. Mill availability during the quarter was 92%.

  Produced 40,922 ounces of gold during the quarter, 19% higher than Q2 2026, and 110,060 ounces of gold year-to-date. Gold production for FY 2026 is tracking in line with annual gold production guidance of between 140,000 ounces and 160,000 ounces.

  Sold 40,403 ounces of gold during the quarter and 109,831 ounces of gold year-to-date at average prices of $4,247 per ounce ("/oz") and $4,497/oz, respectively, excluding the effect of realized losses on gold hedging instruments.

Nkran Cut 3 Development

  Development of Cut 3 at the Nkran deposit accelerated during the quarter with 8.5 Mt of waste mined, an increase of 40% from Q2 2026. Additional mining equipment was mobilized during Q3 2026, leading to increased mining rates at Nkran that are anticipated to further increase in Q4 2026.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $24.6 million during Q3 2026 and $60.2 million year-to-date.

Costs

  All-in sustaining costs1 ("AISC") of $2,346/oz for the quarter, a 5% decrease compared to Q2 2026 primarily resulting from higher gold ounces sold.

  Year-to-date AISC1 of $2,391/oz, tracking in line with FY 2026 cost guidance of between $2,300/oz and $2,600/oz.

1 Non-IFRS measure.  Refer to section "Non-IFRS Measures" in this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Mining Lease Extension

  The Abirem and Miradani mining leases were extended by 15 years and 17 years through 2041 and 2043, respectively. The leases host the Nkran, Adubiaso, and Miradani North deposits, as well as the AGM's processing facility. Securing these mining lease extensions lays the foundation for operational certainty and production growth at the AGM.

Exploration

  The Esaase conversion drilling program was completed during Q3 2026 with approximately 32,900 meters (“m”) drilled for the program. Data review and modelling are underway, and results of this work are expected to be included in the AGM’s 2027 mineral reserves and mineral resources update planned for Q1 2027.

  During the quarter, approximately 4,500m were drilled at Abore and year-to-date drilling stands at approximately 20,600m of a planned 32,000m program. The objective of this program is to test extensions of mineralization 200m below Abore’s existing underground mineral resource.

  Secured the necessary regulatory approvals in Ghana to develop an underground exploration adit at the Abore deposit. The Company has commenced a contract tender and mining contractor selection process.

RECENT DEVELOPMENTS

  On October 8, 2026, the Company announced that it had secured the extension of the Abirem and Miradani Mining Leases at the AGM. The Abirem Mining Lease was extended for 15 years through 2041, while the Miradani Mining Lease was extended for 17 years through 2043. The Abirem and Miradani Mining Leases host the Nkran, Adubiaso and Miradani North deposits, as well as the AGM's 5.8 Mt per annum processing facility, associated infrastructure and Nkran Cut 3, a key component of the AGM's long-term mine plan.

2026 GUIDANCE AND OUTLOOK

FY 2026 production guidance for the AGM remains between 140,000 ounces and 160,000 ounces of gold and FY 2026 AISC1 remains guided to between $2,300/oz and $2,600/oz.

Total sustaining capital expenditures remain guided to between $16 million and $18 million for FY 2026, excluding sustaining capitalized stripping costs. Sustaining capital expenditures in FY 2026 include expansion of the AGM's tailings facility, minor upgrades to the processing plant, and upgrades to mine camp infrastructure.

Development capital for FY 2026 remains guided to between $105 million to $125 million, which primarily relates to Nkran Cut 3 waste stripping ($100 million to $120 million) and village resettlement costs. Mined volumes at Nkran Cut 3 have steadily increased as the year progresses as additional mining equipment is mobilized to the AGM.

Exploration expenditures at the AGM remain guided to between $24 million to $26 million, targeting mineral reserves growth at Esaase, underground mineral resource expansion at Abore, and priority greenfield areas on the AGM’s tenements.

(1) Non-IFRS measure. Refer to section "Non-IFRS Measures" in this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

SELECTED OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Mining Operations
Ore mined ('000t)	1,712	1,751	1,521	1,575	1,605
Waste mined ('000t)	7,579	6,529	9,084	8,337	9,067
Strip ratio (waste-to-ore)	4.4	3.7	6.0	5.3	5.7
Average gold grade mined (g/t)	1.0	0.9	0.9	0.9	0.8
Mining costs ($/t mined)	4.53	4.56	3.73	3.94	3.38
Ore tonnes trucked ('000 t)	1,573	1,192	1,163	1,069	1,288
Ore transportation costs ($/t trucked)	4.65	4.96	4.42	4.45	4.35
Processing
Ore milled ('000t)	1,396	1,255	1,305	1,369	1,283
Average mill head grade (g/t)	1.0	0.9	0.9	1.0	0.9
Average recovery rate (%)	90	90	90	91	91
Processing costs ($/t milled)	15.40	14.05	12.79	12.13	12.57
General and administrative costs ($/t milled)	7.97	8.48	7.04	7.58	6.62
Gold produced (oz)	40,922	34,391	34,747	37,574	32,533
Development Stripping - Nkran Cut 3
Waste mined ('000t)	8,536	6,113	4,707	4,324	3,426
Mining costs ($/t mined)	2.87	3.58	2.85	2.48	3.29
Development capitalized stripping costs ($m)	24.6	22.1	13.5	11.1	12.0
Capital Expenditures
Sustaining capital ($m)	5.0	2.0	3.6	4.4	4.2
Development capital ($m)	2.2	2.4	3.4	0.7	2.9
Sustaining capitalized stripping costs ($m)	4.5	8.5	6.4	11.7	11.9
Financial, Costs and Cash Flow
Revenue ($m)	172.1	156.6	166.5	159.7	114.2
Gold sold (oz)	40,403	35,247	34,181	38,276	32,577
Average gold sales price - gross ($/oz)(1)	4,247	4,432	4,857	4,164	3,501
Average gold sales price - net ($/oz)(2)	3,557	3,853	4,122	3,744	3,099
AISC ($/oz sold)(3)	2,346	2,473	2,361	2,033	2,283
Income from mine operations ($m)	72.2	92.8	72.5	51.1	10.0
Adjusted net income (loss) ($m)(3)	23.2	23.1	29.5	40.0	(2.8)
Adjusted EBITDA ($m)(3)	93.3	78.5	93.9	85.5	40.2
Cash flow from operating activities ($m)	57.0	6.0	46.7	55.8	40.4

(1) Gross average gold sales price is a non-IFRS measure and calculated by dividing revenue, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(2) Net average gold sales price is a non-IFRS measure and calculated by dividing revenue less realized losses on gold hedge derivative instruments, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(3) Non-IFRS measure.  Refer to "Non-IFRS Measures" in this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Q3 2026 Operational Analysis for the Asanko Gold Mine

Mining Operations

Abore

  Mined 1.4 Mt of ore, an increase of 4% from Q2 2026, at an average grade of 1.1 g/t gold. Mined grades at Abore during Q3 2026 increased by 9% compared to Q2 2026, as higher grades at deeper elevations began to be mined.

  Strip ratio of 3.4:1, a decrease of 8% from Q2 2026, resulting from Abore transitioning into a lower waste phase as future ore benches have been exposed.

Esaase

  Mined 0.3 Mt of ore at an average grade of 0.8 g/t gold. Mined ore tonnes and grade were largely consistent with Q2 2026.

  Strip ratio of 10.9:1, higher than Q2 2026 but in line with plan.

Mining Operating Costs

Mining costs per tonne at Abore and Esaase averaged $4.53 per tonne ("/t") in Q3 2026, consistent with Q2 2026.

Compared to mining unit costs of $3.38/t in Q3 2025, the 34% increase in mining costs per tonne in Q3 2026 was attributable to higher drill and blast costs resulting from mining a higher proportion of fresh rock at Abore, and higher diesel prices.

Ore Transportation

Ore transportation reflects ore transported from mined deposits located greater than 5 kilometers ("km") from the processing plant, which currently includes the Abore and Esaase deposits. Ore transported from closer deposits is considered rehandling, the costs of which are included within mining costs. During the quarter, 1.6 Mt of ore was trucked from the Abore and Esaase deposits to the processing plant, 32% higher than Q2 2026. The increase in ore transported was to support higher mill throughput in Q3 2026.

Ore transportation unit costs in Q3 2026 were 6% lower than Q2 2026 due to higher tonnes trucked.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Processing

Gold Production

The AGM produced 40,922 ounces of gold during Q3 2026 as the processing plant milled 1.4 Mt of ore at an average grade of 1.0 g/t with metallurgical recovery averaging 90%. Gold production in Q3 2026 was 19% higher than Q2 2026 due to higher mined grades from Abore and improved plant throughput. Approximately 80% of the mill feed was sourced from mined ore at Abore, with the remainder of mill feed primarily from the Esaase deposit.

Milled Tonnes

Mill throughput in Q3 2026 was 11% higher than Q2 2026 as there was less plant downtime in the current quarter. Consequently, mill availability improved from 90% in Q2 2026 to 92% during Q3 2026.

Average Head Grade

Average mill head grades in Q3 2026 were 16% higher than Q2 2026, which was supported by higher mined grades from deeper elevations at Abore.

Processing Costs

Processing costs per tonne in Q3 2026 were 10% higher than Q2 2026 due to replacement of mill liners and maintenance on the primary crusher and ball mill.

Capital Expenditures

Sustaining capital expenditures totaled $5.0 million during Q3 2026, $3.0 million higher than Q2 2026. The increase in sustaining capital expenditures was due to advancing the construction of tailings facility expansion.

Development capital expenditures during Q3 2026 totaled $2.2 million, consistent with Q2 2026. Development capital expenditures in Q3 2026 related mainly to initial costs of relocating villages near the AGM's operations.

Nkran Cut 3 Development

Nkran Cut 3 waste stripping accelerated during Q3 2026 with 8.5 Mt of waste rock mined, a 40% increase from Q2 2026, which was supported by the mobilization of additional mining equipment. Mining unit costs at Nkran in Q3 2026 were 20% lower compared to Q2 2026, driven by higher tonnes mined.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Total Cash Costs and AISC

Total Cash Costs1

For the three and nine months ended September 30, 2026, total cash costs1 were $1,875/oz and $1,912/oz, respectively. Total cash costs per ounce1 in Q3 2026 were 12% lower than Q2 2026 due to more gold ounces sold.

AISC1

For the three and nine months ended September 30, 2026, AlSC1 was $2,346/oz and $2,391/oz, respectively. AISC1 in Q3 2026 was 5% lower than Q2 2026 resulting from more gold ounces sold and partly offset by higher sustaining capital expenditures related to a tailings facility expansion.

EXPLORATION ACTIVITIES

The Company holds a district-scale land package of 476km2 on the highly prospective and underexplored Asankrangwa Gold Belt. During 2026, the Company conducted exploration programs at the AGM to assess existing mineralization and expansion potential at several deposits, while also evaluating their broader resource prospects. Concurrent efforts focused on identifying greenfield exploration opportunities throughout the regional tenement portfolio.

Following a successful 2025 program, exploration efforts at the AGM in 2026 have focused on supporting a revised life of mine plan and mineral reserves and mineral resources updates, anticipated in Q1 2027.

Exploration activities are heavily focused on delivering near-term value through mineral reserves and mineral resources growth within the brownfields space, while simultaneously continuing to advance the AGM's greenfield generative portfolio via early-stage fieldwork and drill testing at numerous high-priority regional targets.

Esaase

The 2026 infill drilling program at Esaase is designed to convert existing open pit mineral resources from inferred to the indicated category, with an objective of significantly increasing Esaase’s mineral reserves to support planning of potential open pit expansions.

Esaase drilling concluded during Q3 2026 with 16,732m of drilling completed in the quarter, bringing the program total to approximately 32,900m. Data review and modelling are underway, and results of this work are expected to be included in the AGM’s 2027 mineral reserves and mineral resources update planned for Q1 2027.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Abore

A drilling program at Abore aims to continue to grow the underground mineral resource through step out drilling to at least 200m below the maiden underground mineral resource, which was released in February 2026. Planned drilling consists of selective infill drilling designed to prove continuity of mineralization within and below the current mineral resource with flexibility to step out and test for mineralization at deeper elevations based on results as drilling progresses.

Drilling completed up to Q2 2026 intersected mineralization up to 180m below the existing underground mineral resource, while infill drilling improved continuity across key mineralized zones that currently sit outside the existing mineral resource. Drilling beneath the Main and South pit areas also continued to confirm robust extensions of mineralization both down plunge and along strike of existing mineralization.

The Abore drilling campaign, which was previously paused to prioritize the Esaase conversion drilling program, resumed in late Q3 2026. During the quarter, 4,445m were drilled at Abore and year-to-date drilling stands at approximately 20,600m of a planned 32,000m program. Completion of this underground drilling program is expected in Q4 2026.

Greenfield Targets

Work on regional greenfield targets across the AGM's tenements was focused on the New Obuasi and Amoaman prospecting leases, which contain the Nsoroma, Ahuofe, and other priority targets located along strike to the southwest of the Nkran deposit. Work in Q3 2026 consisted of induced polarization (IP) surveying, general prospecting, mapping, ground truthing, data interpretation and targeting activities.

An IP survey in the Fromenda 1 area within the New Obuasi prospecting lease was completed in Q3 2026. This survey is designed to identify extensions of the known mineralized structures within the Fromenda tenement.

Results of the IP surveys have identified several high-priority areas that show potential for drill targeting.  Further evaluation of these results is ongoing in conjunction with surficial geochemistry and mapping.

Exploration Cost

Exploration expenditures during the three and nine months ended September 30, 2026 were $6.8 million and $17.6 million, respectively.  Exploration costs are tracking in line with guidance.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

Sustainability is at the core of Galiano's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives by positively supporting stakeholder relationships, ensuring regulatory compliance, improving risk management, reducing the AGM's production costs, and benefiting host communities beyond the life of the mine.

For further details on the Company's sustainability program, refer to the Company's 2025 Sustainability Report published on June 1, 2026, which is available on the Company's website at www.galianogold.com.

Health & Safety

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Health and safety
LTIs(1)	-	-	-	-	-
TRIs(1)	-	-	-	-	1
12-month rolling LTI frequency rate(1)	0.00	0.00	0.00	0.24	0.39
12-month rolling TRI frequency rate(1)	0.00	0.11	0.11	0.48	0.90

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

Safety performance remained strong in Q3 2026, achieving a significant milestone of no recorded LTIs or TRIs, reflecting sustained safety leadership and effective risk management. The Company achieved 18 consecutive months, and 13.4 million hours worked, without a reported LTI. As of September 30, 2026, it had been 548 days since an LTI occurred.

Social Performance

Implementation of the Five-Year Socio-Economic Development Plan continued during Q3 2026, with progress across local employment, skills development, alternative livelihoods and community infrastructure initiatives.

Environmental Performance

Environmental monitoring during Q3 2026 indicated full compliance with regulatory standards for water and air quality. Routine quarterly regulatory inspections were completed during Q3 2026 with no material non-conformances identified.

Additionally, the AGM completed a follow-up review under the International Cyanide Management Code ("ICMC"), which confirmed that the AGM remains in substantial compliance with the ICMC.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

MACROECONOMIC FACTORS

Gold Price

The price of gold is the largest single external factor in determining the Company's profitability and cash flows from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted by currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, geopolitical events, and macroeconomic factors, such as interest rates and inflation expectations. During Q3 2026, the price of gold traded between a low of $3,994/oz in mid-July and a high of $4,664/oz in late August. The average gold price for Q3 2026 was $4,262/oz, based on the London Bullion Market Association ("LBMA") PM benchmark. Gold prices during Q3 2026 were influenced by geopolitical risks and volatility in interest rates and the U.S. dollar, among other factors. Central bank demand for gold continues to be a key driver influencing prices, as central banks diversify their reserve holdings away from treasuries and into gold.

During Q3 2026, the Company's average gross gold sales price was $4,247/oz, excluding the effect of realized losses on gold hedging instruments.

Ghana Economy

Ghana successfully completed its three-year, $3 billion Extended Credit Facility bailout program with the International Monetary Fund ("IMF"). The program helped restore macroeconomic stability, sharply reduced inflation and improved confidence in the Ghanaian Cedi ("Cedi"). The ratings agency Fitch upgraded Ghana's sovereign rating to 'B' from 'B-'.

Ghana's recent fiscal climate has not materially impacted the operations of the AGM, as much of the cost structure is tied to the U.S. dollar.

During Q3 2026, the Cedi depreciated by approximately 3% relative to the U.S. dollar. Periods when the Cedi demonstrates strength relative to the U.S. dollar puts moderate pressure on the AGM's cost and capital structure. However, most of the AGM's significant cost drivers (e.g. mining contracts, diesel) are denominated in U.S. dollars, thus isolating them from volatile movements in the Cedi.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Oil Prices

During Q3 2026, tensions in the Middle East remained high and tanker traffic in the Strait of Hormuz (“Strait”) remains severely restricted. It is estimated that 20% to 30% of global oil supply flows through the Strait and, consequently, oil prices have experienced significant volatility in 2026 with Brent crude oil spot prices near $98 per barrel as of November 4, 2026.

Diesel fuel is a key cost driver of the AGM’s cost structure. To the extent oil prices remain at elevated levels, the AGM’s mining costs would be impacted. Since closure of the Strait in early March 2026, diesel prices in Ghana have increased by approximately 60%. For the nine months ended September 30, 2026, higher diesel prices impacted the Company’s AISC1 by approximately $95/oz relative to the comparative period in 2025.

REVIEW OF Q3 2026 CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the three months ended September 30, 2026 and 2025

	Three months ended September 30,
	2026	2025
(in thousands of US dollars, except per share amounts)	$	$
Revenue	172,138	114,197
Realized and unrealized losses on gold hedges	(7,294)	(38,199)
Net revenue	164,844	75,998

Cost of sales:
Production costs	(55,940)	(41,630)
Depreciation and depletion	(16,312)	(15,256)
Royalties	(20,346)	(9,135)
Total cost of sales	(92,598)	(66,021)
Income from mine operations	72,246	9,977
General and administrative expenses	(4,723)	(8,922)
Exploration and evaluation expenditures	(1,640)	(879)
Income from operations	65,883	176
Finance income	873	2,247
Finance expense	(4,801)	(4,621)
Foreign exchange gain (loss)	32	(3,248)
Income (loss) before taxes	61,987	(5,446)
Current income tax expense	(15,255)	(21,828)
Deferred income tax expense	(1,373)	(14,746)
Net income (loss) and comprehensive income (loss)	45,359	(42,020)

Weighted average number of shares outstanding:
Basic	261,782,898	258,791,445
Diluted	269,718,423	258,791,445
Net income (loss) per share attributable to common shareholders:
Basic	0.15	(0.15)
Diluted	0.15	(0.15)

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Revenue

During Q3 2026, the Company sold 40,403 ounces of gold at an average gold sales price of $4,247/oz for total revenue of $172.1 million (including $0.5 million of by-product silver revenue). During Q3 2025, the Company sold 32,577 ounces of gold at an average gold sales price of $3,501/oz for total revenue of $114.2 million (including $0.2 million of by-product silver revenue). The average gold sales price, including the effect of realized gold hedging losses, for Q3 2026 amounted to $3,557/oz.

The increase in revenue quarter-on-quarter was due to a 24% increase in gold ounces sold and a 21% increase in average gold sales price.

Realized and Unrealized Losses on Gold Hedges

In Q4 2025, the Company changed its presentation of realized and unrealized losses on gold hedge derivative instruments from a component of finance expense to a component of net revenue. The Q3 2025 comparative period financial information has been restated to conform with the current period presentation.

During Q3 2026, the Company settled 22,500 hedged ounces and recorded a $27.9 million realized loss, of which $31.0 million had been recognized as unrealized losses in previous periods. Additionally, the Company recorded a further $10.4 million unrealized loss on our remaining hedged gold ounces during the quarter. The unrealized loss was driven by a higher gold price on September 30, 2026 compared to the gold price on June 30, 2026.

Refer to "Liquidity and Capital Resources" in this MD&A for details regarding the Company's remaining gold hedging program.

Production costs

During Q3 2026, the Company incurred production costs of $55.9 million, compared to $41.6 million in Q3 2025. Production costs were higher than the comparative period due to more gold ounces sold in Q3 2026, as well as higher diesel costs.

Depreciation and Depletion

During Q3 2026, depreciation and depletion expense was $16.3 million, compared to $15.3 million in Q3 2025. Depreciation and depletion expense was higher in Q3 2026 due to 24% higher gold ounces sold, partly offset by less depreciation expensed from stockpiles consumed due to improving grades.

Royalties

Until March 10, 2026, all of the AGM's concessions were subject to a 5% gross revenue royalty payable to the Government of Ghana. Effective March 10, 2026, the Government of Ghana passed into law a bill to amend the country's royalty framework such that gold royalties are subject to a sliding scale, starting at 5% and increasing to 12% when gold prices exceed $4,500/oz.

On March 13, 2026, the Government of Ghana also passed into law an amendment to the Growth and Sustainability Levy ("GSL") rate, reducing it from 3% to 1% of gold revenues. The GSL is presented as a royalty expense in the Statement of Operations.

The net effect of the aforementioned royalty amendments is an increase in total royalty rates from 8% to 12% at gold prices between $4,000/oz to $4,500/oz.

Royalties expense was higher in Q3 2026 due to higher recorded revenues and the aforementioned amendments to Ghana's royalty rates.

15

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

General and Administrative ("G&A") Expenses

G&A expenses in Q3 2026 were $4.2 million lower than Q3 2025 predominantly due to a $4.5 million decrease in share-based compensation expense resulting from a decrease in the fair value of cash‐settled long‐term incentive plan awards linked to the price of the Company's common shares.

Finance Expense

The following table summarizes the significant components of finance expense for the three months ended September 30, 2026 and 2025:

	Three months ended September 30,
	2026	2025
(in thousands of US dollars)	$	$
Interest on lease liabilities	(2,615)	(1,591)
Accretion expense on as set retirement provisions	(1,007)	(729)
Accretion expense on deferred consideration	(448)	(795)
Change in fair value of contingent consideration	122	(1,426)
Mark-to-market adjustment on marketable securities	(272)	-
RCF standby fees and other costs	(473)	-
Other	(108)	(80)
Total finance expense	(4,801)	(4,621)

Finance expense was higher in Q3 2026 primarily due to $1.0 million of higher interest on lease liabilities, costs associated with a revolving credit facility (includes $0.3 million of standby fees), and a $0.3 million mark-to-market loss on marketable securities. These factors were offset by a positive fair value adjustment on contingent consideration during Q3 2026, resulting from an increase in the discount rate applied in the fair value model that reduced the carrying value of the associated liability.

Foreign Exchange Gain (Loss)

The majority of foreign exchange gains or losses relate to the quarter-end revaluation of value added tax ("VAT") receivables in Ghana that are denominated in Cedis, and accounts payable denominated in currencies other than the U.S. dollar. The value of the Cedi relative to the U.S. dollar was largely unchanged during the quarter, resulting in nominal foreign exchange impacts in Q3 2026. The foreign exchange loss in the prior quarter resulted from the revaluation of VAT receivables and was impacted by an approximate 20% weakening of the Cedi relative to the U.S. dollar.

Current Income Tax Expense

During Q3 2026, the Company recorded current income tax ("CIT") expense of $15.3 million. The CIT expense primarily relates to taxable income generated in Ghana by the AGM, which is subject to a statutory tax rate of 35%. The decrease in CIT expense quarter-on-quarter was due to a lower effective tax rate.

16

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

REVIEW OF YEAR-TO-DATE CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the nine months ended September 30, 2026 and 2025

	Nine months ended September 30,
	2026	2025
(in thousands of US dollars, except per share amounts)	$	$
Revenue	495,230	288,091
Realized and unrealized losses on gold hedges	(2,013)	(85,824)
Net revenue	493,217	202,267
Cos t of sales:
Production costs	(156,186)	(123,175)
Depreciation and depletion	(44,295)	(42,703)
Royalties	(55,239)	(21,515)
Total cost of sales	(255,720)	(187,393)
Income from mine operations	237,497	14,874
General and administrative expenses	(11,265)	(18,265)
Exploration and evaluation expenditures	(3,253)	(3,260)
Income (loss) from operations	222,979	(6,651)
Finance income	2,176	5,297
Finance expense	(16,442)	(13,245)
Foreign exchange (loss) gain	(1,706)	2,036
Income (loss) before taxes	207,007	(12,563)
Current income tax expense	(50,299)	(22,549)
Deferred income tax expense	(5,591)	(14,746)
Net income (loss) and comprehensive income (loss)	151,117	(49,858)

Weighted average number of s hares outstanding:
Basic	261,125,875	257,905,353
Diluted	269,619,136	257,905,353
Net income (loss) per share attributable to common shareholders:
Basic	0.52	(0.18)
Diluted	0.50	(0.18)

Revenue

During the nine months ended September 30, 2026, the Company sold 109,831 ounces of gold at an average gold sales price of $4,497/oz for total revenue of $495.2 million (including $1.4 million of by-product silver revenue). During the comparative period of 2025, the Company sold 88,858 ounces of gold at an average gold sales price of $3,237/oz for total revenue of $288.1 million (including $0.5 million of by-product silver revenue). The average gold sales price, including the effect of realized gold hedging losses, for the nine months ended September 30, 2026 amounted to $3,828/oz.

The increase in revenue period-on-period was due to a 39% increase in average gold sales prices and a 24% increase in gold ounces sold.

17

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Realized and Unrealized Losses on Gold Hedges

During the nine months ended September 30, 2026, the Company settled 50,000 hedged ounces and recorded a $73.4 million realized loss, of which $68.7 million had been recognized as unrealized losses in previous periods. The Company also recorded a $2.7 million unrealized gain during the period on its remaining hedged gold ounces. The unrealized gain was driven by a decrease in gold prices during 2026.

Refer to "Liquidity and Capital Resources" in this MD&A for details regarding the Company's remaining gold hedging program.

Production Costs

During the nine months ended September 30, 2026, the Company incurred production costs of $156.2 million, compared to $123.2 million in the comparative period of 2025. Production costs were higher due to more gold ounces sold in 2026.

Depreciation and Depletion

Depreciation and depletion expense during the nine months ended September 30, 2026 and 2025 were comparable, as more gold ounces sold were largely offset by less depreciation expensed from stockpiles consumed due to improving grades.

Royalties

Royalties expense was higher during the nine months ended September 30, 2026 due to higher recorded revenues and the aforementioned amendments to Ghana's royalty rates.

G&A Expenses

G&A expenses during the nine months ended September 30, 2026 were $7.0 million lower than the comparative period in 2025 mainly due to a $7.5 million decrease in share-based compensation expense resulting from a decrease in the fair value of cash‐settled long‐term incentive plan awards linked to the price of the Company's common shares.

Finance expense

The following table summarizes the significant components of finance expense for the nine months ended September 30, 2026 and 2025:

	Nine months ended September 30,
	2026	2025
(in thousands of US dollars)	$	$
Interest on lease liabilities	(5,990)	(4,872)
Accretion expense on as set retirement provisions	(2,635)	(2,139)
Accretion expense on deferred consideration	(1,304)	(2,322)
Change in fair value of contingent consideration	(3,091)	(3,650)
Mark-to-market adjustment on marketable securities	(1,373)	-
RCF standby fees and other costs	(1,379)	-
Other	(670)	(262)
Total finance expense	(16,442)	(13,245)

Finance expense was higher in 2026 due to a $1.4 million unrealized mark-to-market loss on marketable securities and $1.4 million in standby fees and amortization of other costs related to a revolving credit facility. Interest on lease liabilities was also higher in 2026 due to additional mining contractor leases entered into during the period.

18

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Foreign Exchange (Loss) Gain

The majority of the foreign exchange loss was unrealized and related to the revaluation of VAT receivables in Ghana that are denominated in Cedis. The value of the Cedi depreciated against the U.S. dollar during the nine months ended September 30, 2026, resulting in an unrealized revaluation loss on VAT receivables. The foreign exchange gain in the prior period was impacted by an approximately 18% strengthening of the Cedi against the U.S. dollar.

Current Income Tax Expense

During the nine months ended September 30, 2026, the Company recorded CIT expense of $50.3 million. In 2025, the Company's Ghanaian operating subsidiary had tax losses carried forward from prior years, which were utilized to offset taxes payable in the comparative period.

FINANCIAL CONDITION

	September 30,	December 31,
	2026	2025
(in thousands of US dollars)	$	$
Cash and cash equivalents	86,822	108,327	Cash and cash equivalents decreased resulting from $25.9 million of the Company's cash being reclassified to restricted cash related to an ongoing legal case.

Restricted cash	25,922	-	Refer to section "Liquidity and Capital Resources" under the heading "Contingencies and Restricted Cash" for a discussion on the nature of restricted cash.

Other current assets	164,281	93,856	Other current assets increased primarily due to a build-up of ore stockpiles and higher VAT receivables.

Non-current assets	487,939	396,868	Non-current assets increased due to capitalized stripping costs at the Abore, Esaase and Nkran deposits, and the recognition of $44.0 million in right-of-use assets related to mining and ore haulage contracts.
Total assets	764,964	599,051
Current liabilities	204,384	220,580	Current liabilities decreased due to a reduction in gold hedge derivative liabilities, partly offset by higher mining contractor and royalty accruals and income taxes payable in Ghana.

Non-current liabilities	182,734	156,813	Non-current liabilities increased due to the recognition of new lease liabilities, partly offset by the remaining gold hedge derivative liabilities now being classified within current liabilities.
Total liabilities	387,118	377,393

Common shareholders' equity	359,000	218,856	Shareholders' equity increased as the Company reported net earnings for the nine months ended September 30, 2026.

Non-controlling interest	18,846	2,802
Total liabilities and equity	764,964	599,051

19

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

LIQUIDITY AND CAPITAL RESOURCES

A key financial objective of the Company is actively managing its cash balance and liquidity to achieve positive operating cash flows that internally fund operating, capital and project development requirements, and generate shareholder returns. Material changes in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration and development programs, the ability to obtain equity or other sources of financing, and the price of gold.

On December 19, 2025, the Company entered into a 4-year, $75.0 million revolving credit facility ("RCF") with Rand Merchant Bank ("RMB"). The purpose of the RCF is for general working capital requirements. As of September 30, 2026, the Company had not drawn on the RCF and was in full compliance with all covenants.

The Company's cash and cash equivalents of $86.8 million as of September 30, 2026, together with available funds under the RCF and projected cash flows from operations over the next 12 months at current spot gold prices, are expected to be sufficient to meet the Company's financial, operating, capital commitments and contractual obligations requiring settlement within the next 12 months, including the $30.0 million deferred consideration payment due on December 31, 2026. However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. Volatility in the gold price contributes to risk that cash flows from operations and other sources of liquidity will be insufficient to meet the Company's financial obligations as they become due and fund the Company's ongoing development and exploration projects. The Company aims to manage its liquidity by ensuring that it can manage spending and provide adequate cash flows to meet all commitments as they fall due.

Working Capital

As at September 30, 2026, the Company had net working capital of $53.7 million (December 31, 2025 – working capital deficiency of $11.4 million). The increase in net working capital since December 31, 2025 was predominantly due to a decrease in the fair value of the Company’s gold hedge derivative liabilities, a build-up of ore stockpiles, and higher VAT receivables. These factors were partly offset by higher mining contractor and royalty accruals and the reclassification of $25.9 million of the Company’s cash and cash equivalents as restricted cash as of September 30, 2026.

(in thousands of US dollars)	September 30, 2026 $	December 31, 2025 $
Cash and cash equivalents	86,822	108,327
Accounts recei va ble	918	71
Inventories	121,130	70,802
Value added tax recei va bles	27,837	10,808
Prepaid expenses and other	14,396	12,175
Accounts payable and a ccrue d liabilities	(117,161)	(87,053)
Income taxes payable	(13,597)	(4,167)
Financial liabilities	(16,879)	(77,317)
Lease liabilities - current	(20,206)	(16,806)
Deferred consideration	(29,546)	(28,242)
Total net working capital (deficiency)	53,714	(11,402)

20

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Cash Flows

The following table provides a summary of the Company's cash flows for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of US dollars)	$	$	$	$
Cash flow from (used in):
Operating activities	56,950	40,449	109,643	102,155
Investing activities	(45,372)	(34,381)	(116,945)	(81,046)
Financing activities	(4,865)	(4,098)	(13,882)	(11,963)
Impact of foreign exchange on cash and cash equivalents	84	(211)	(321)	1,519
Increase (decrease) in cash and cash equivalents	6,797	1,759	(21,505)	10,665
Cash and cash equivalents, beginning of period	80,025	114,681	108,327	105,775
Cash and cash equivalents, end of period	86,822	116,440	86,822	116,440

Cash Flows From Operating Activities

The $16.5 million increase in operating cash flows during Q3 2026, relative to the comparative period, was mainly due to higher revenues resulting from higher average gold sales prices and more gold ounces sold. This was partly offset by higher royalties expense.

During the nine months ended September 30, 2026, operating cash flows increased by $7.5 million, relative to the comparative period, primarily due to higher earned revenues and partly offset by higher royalties expense and income taxes paid, as well as higher working capital tie-up. Furthermore, operating cash flows for the nine months ended September 30, 2026 were impacted by $25.9 million of the Company's cash and cash equivalents being presented as restricted cash as of September 30, 2026 (refer to discussion under the heading "Contingencies and Restricted Cash" below).

Cash Flows Used in Investing Activities

During Q3 2026, the Company invested $45.6 million in additions to mineral properties, plant and equipment ("MPP&E") (Q3 2025 - $35.3 million). Total cash expenditures on MPP&E during the current quarter included $24.6 million of development pre-stripping costs at Nkran Cut 3, $8.6 million of sustaining capitalized stripping costs at the Abore and Esaase deposits, capitalized infill drilling at Esaase and costs related to a tailings facility expansion. The increase in capital expenditure during Q3 2026 was mainly due to higher volumes mined at Nkran Cut 3.

During the nine months ended September 30, 2026, the Company invested $118.2 million in additions to MPP&E (nine months ended September 30, 2025 – $83.3 million). The increase in capital expenditure during 2026 was driven by an acceleration of Nkran Cut 3 pre-stripping, capitalized exploration costs to support mineral reserves and mineral resources growth and a tailings facility expansion.

Cash Flows Used in Financing Activities

Cash flows used in financing activities primarily related to capitalized lease payments on the Company's mining and other service contracts and standby fees on the RCF. The increase in cash flows used in financing activities during the nine months ended September 30, 2026 was due to additional lease agreements entered into in the second half of 2025. The Company also received $2.1 million from the exercise of stock options in 2026.

21

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Commitments and Contractual Obligations

The following table summarizes the Company's commitments and contractual obligations as at September 30, 2026 and December 31, 2025.

	Less than	1-3	4-5	After	September 30,	December 31,
(in thousands of US dollars)	1 year	years	years	5 years	2026	2025
Accounts payable and accrued liabilities	107,045	-	-	-	107,045	73,473
Gold hedges	16,879	-	-	-	16,879	88,311
Long-term incentive plan (cash-settled awards)	10,116	-	-	-	10,116	14,066
Mining and other services contracts	29,083	45,323	17,942	-	92,348	63,901
Asset retirement provisions (undiscounted)	-	3,326	370	81,199	84,895	81,553
Deferred and contingent consideration (undiscounted)	30,000	32,413	11,683	2,417	76,513	73,004
Corporate office lease	116	240	113	-	469	561
Total commitments	193,239	81,302	30,108	83,616	388,265	394,869

The gold hedges commitment represents the mark-to-market fair value of the Company's current gold hedging program (see "Gold Price Hedging" below) based upon a spot price of approximately $4,176/oz as of September 30, 2026. The settlement amount of these hedges will depend on the price of gold at the settlement date.

Long-term incentive plan commitments due within one year include cash-settled deferred share unit ("DSU") awards granted prior to 2025 amounting to $9.5 million. These commitments are current liabilities because the timing of payments could be accelerated if a director retires, or in the event of a change of control. DSU awards granted from 2025 onwards will be settled by the issuance of the Company's common shares.

The Company has a number of mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors. The variable cost measures of these contracts are dependent on volumes, such as bank cubic meters mined or ore tonnes transported. The expense relating to these variable payments and recognized as an operating expense during the three and nine months ended September 30, 2026 was $50.6 million and $125.4 million, respectively (three and nine months ended September 30, 2025 - $36.7 million and $92.1 million, respectively). The mining services contracts include termination clauses, which allow the Company to terminate the agreements provided a termination fee is paid to the contractor.

The timing of contingent payments, totaling $46.5 million, is management's best estimate of when payments would be required to be made based upon the AGM's current life of mine plan.

Contingencies and Restricted Cash

In 2019, a former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract yet made an award to the counterparty of approximately $13.0 million, plus interest, for services rendered. The Company, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The Company has sought to appeal the arbitration ruling. On March 26, 2026, the Court of Appeal dismissed the case on a procedural matter and did not consider the substantive merits of the case. The Company will continue to follow the mandated Ghanaian judicial process until the matter is settled.

A provision of $7.0 million has been recorded as at September 30, 2026 as management's best estimate to settle the claim (December 31, 2025 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

22

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

On June 22, 2026, the Company’s operating subsidiary Asanko Gold Ghana Ltd. (“AGGL”) received a garnishee order from a court in Ghana in the amount of $25.9 million, which impacts AGGL’s ability to withdraw these funds on demand. The garnishee order was in connection with the aforementioned arbitrator’s award plus interest. The Company believes the garnishee order was issued in violation of a subsisting order previously granted by a High Court in Ghana, which prevented the service provider from collecting payment while AGGL’s appeal of the arbitrator’s original award of $13.0 million worked through the judicial process. Additionally, the Company believes the amount of interest determined in the garnishee order is erroneous. AGGL has taken legal steps to appeal the garnishee order and filed for a stay of execution of the garnishee order. Until such time that the garnishee order is set aside, $25.9 million of the Company’s cash balance cannot be withdrawn on demand and as such has been presented as restricted cash in the Statement of Financial Position.

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Off-Balance Sheet Arrangements

The Company has no off‐balance sheet arrangements.

Gold Price Hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment. During the three and nine months ended September 30, 2026, the Company delivered 22,500 ounces and 50,000 ounces to the hedge counterparties, respectively. The Company’s remaining gold hedges are for 15,000 ounces of production that are expected to be settled in Q4 2026. The gold hedges have a weighted-average put strike of $2,300/oz and a weighted-average call strike of $3,060/oz.

23

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of U.S. dollars.

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	172,138	156,568	166,524	159,676	114,197	97,304	76,590	64,551
Income (loss) from mine operations	72,246	92,798	72,453	51,139	9,977	24,653	(19,756)	26,114
Income (loss) from operations	65,883	90,368	66,728	43,915	176	19,118	(26,327)	7,401
Net income (loss) for the period	45,359	68,898	36,860	19,057	(42,020)	21,554	(29,392)	3,369
Basic net income (loss) per share	$0.15	$0.24	$0.13	$0.06	$(0.15)	$0.07	$(0.10)	$0.00
Diluted net income (loss) per share	$0.15	$0.23	$0.12	$0.06	$(0.15)	$0.07	$(0.10)	$0.00
Adjusted net income (loss) attributable to common shareholders (1)	23,216	23,086	29,515	39,959	(2,770)	20,952	388	4,646
Adjusted basic net income (loss ) per share(1)	$0.09	$0.09	$0.11	$0.15	$(0.01)	$0.08	$0.00	$0.02
Cash flow from operating activities	56,950	6,004	46,689	55,839	40,449	35,814	25,892	13,806
EBITDA(1)	82,259	105,625	77,780	67,635	12,213	37,681	(11,716)	16,424

(1) Non-IFRS measure. Refer to section "Non-IFRS Measures" of this MD&A.

The net loss in Q1 2025 was primarily attributable to a $30.2 million unrealized loss and a $4.9 million realized loss on gold hedge derivative instruments.

The net loss in Q3 2025 was due to a $25.1 million unrealized loss and a $13.1 million realized loss on gold hedges. The Company also recorded CIT and deferred income tax expenses of $21.8 million and $14.7 million, respectively.

From Q2 2025 to Q3 2026, improved mining and production rates at the AGM, coupled with higher average gold sales prices, led to strong revenue, income from operations, net earnings and positive operating cash flows. The reduction in operating cash flows in Q2 2026 was impacted by the Company reclassifying $25.9 million of its cash and cash equivalents as restricted cash.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS accounting standards, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards.

24

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Total Cash Costs per Gold Ounce Sold

The Company has included the non-IFRS performance measure of total cash costs per gold ounce sold throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Total cash costs are calculated by taking production costs related to gold production, removing costs allocated to by-products and then adding royalties. Management uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS accounting standards, some investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of the AGM's total cash costs per gold ounce sold to production costs of the Company (the nearest IFRS accounting standards measure) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs	55,940	41,630	156,186	123,175
Costs allocated to by-products	(531)	(154)	(1,376)	(450)
Royalties	20,346	9,135	55,239	21,515
Total cash costs	75,755	50,611	210,049	144,240
Gold ounces sold	40,403	32,577	109,831	88,858
Total cash costs per gold ounce sold ($/oz)	1,875	1,554	1,912	1,623

AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS accounting standards, some investors use this information to evaluate the AGM's performance and ability to generate cash flows.

AISC adjusts total cash costs for mine site G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and sustaining lease payments on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments are not line items on the Company's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or mineral reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's reclamation provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows. Reclamation cost accretion is presented within finance expense in the Company's profit or loss.

25

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

The following table provides a reconciliation of AISC for the AGM to production costs and various operating expenses of the Company (the nearest IFRS accounting standards measures) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	75,755	50,611	210,049	144,240
G&A expenses of the AGM (see table below)	1,135	853	2,828	2,394
Sustaining capital expenditures and capitalized stripping costs (see table below)	12,949	17,708	34,636	44,698
Reclamation accretion expense	1,007	729	2,635	2,139
Sustaining lease payments(1)	3,933	4,480	12,494	12,574
All-in sustaining costs	94,779	74,381	262,642	206,045
Gold ounces sold	40,403	32,577	109,831	88,858
All-in sustaining costs per gold ounce sold ($/oz)	2,346	2,283	2,391	2,319

(1) Lease payments for the three and nine months ended September 30, 2026 were $5,076 and $14,938, respectively, per the Company's consolidated interim financial statements, which included $28 and $85 of lease payments for corporate office space, respectively, and $1,115 and $2,359 of non-sustaining lease payments on a mining services contract, respectively.

The following table reconciles G&A expenses of the AGM to the Company's G&A expenses (the nearest IFRS accounting standards measure) as presented in the Statements of Operations of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of US dollars)	$	$	$	$
Consolidated G&A expenses	4,723	8,922	11,265	18,265
Less:
Corporate G&A expenses	(3,588)	(8,069)	(8,437)	(15,871)
G&A expenses of the AGM	1,135	853	2,828	2,394

26

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

The following table reconciles sustaining capital expenditures and sustaining capitalized stripping costs to the Company's total MPP&E additions (the nearest IFRS accounting standards measure) as presented in note 7 of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of US dollars)	$	$	$	$
Additions to MPP&E (note 7 of financial statements)	41,570	33,782	156,937	96,498
Add (less):
Non-sustaining capital expenditures	(32,665)	(17,508)	(83,558)	(38,573)
Capital expenditures - corporate	(22)	(44)	(27)	(65)
Non-cash additions related to leases	-	-	(43,991)	(11,157)
Change in accounts payable related to capitalized stripping costs	4,066	1,478	5,275	(2,005)
Sustaining capital expenditures	12,949	17,708	34,636	44,698

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure and provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense and income taxes. Adjusted EBITDA, also a non-IFRS measure, adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA").

The following table provides a reconciliation of the Company's EBITDA and Adjusted EBITDA to net income (loss) of the Company (the nearest IFRS accounting standards measure) as presented in the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of US dollars)	$	$	$	$
Net income (loss)	45,359	(42,020)	151,117	(49,858)
Add back (deduct):
Depreci ation and depletion expense	16,344	15,285	44,391	42,793
Finance income	(873)	(2,247)	(2,176)	(5,297)
Finance expense	4,801	4,621	16,442	13,245
Current income tax expense	15,255	21,828	50,299	22,549
Deferred income tax expense	1,373	14,746	5,591	14,746
EBITDA	82,259	12,213	265,664	38,178
Add back (deduct):
Unrealized loss (gain) on gold hedge derivatives	10,396	27,498	(2,736)	62,671
Non-cash long-term incentive plan compensation	645	502	2,760	2,110
Adjusted EBITDA	93,300	40,213	265,688	102,959

27

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Adjusted Net Income (Loss)

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items, and items of income or expense not expected to recur in the future, from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income (loss) is appropriate to provide additional information to investors regarding items that management does not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance or operating performance of the current period. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business.

The following table provides a reconciliation of adjusted net income (loss) to net income (loss) of the Company (the nearest IFRS accounting standards measure) as presented in the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) attributable to common shareholders	40,505	(38,636)	135,073	(46,116)
Settlement of gold hedges with losses recognized in prior periods (1)	(27,882)	(2,153)	(61,826)	(4,989)
Unrealized loss (gain) on gold hedge derivatives (1)	9,357	24,748	(2,462)	56,404
Deferred income tax expense(1)	1,236	13,271	5,032	13,271
Adjusted net income (loss)	23,216	(2,770)	75,817	18,570
Basic weighted average common shares outstanding	261,782,898	258,791,445	261,125,875	257,905,353
Diluted weighted average common shares outstanding	269,718,423	258,791,445	269,619,136	264,738,985
Adjusted net income (loss) per share - basic	$0.09	($0.01)	$0.29	$0.07
Adjusted net income (loss) per share - diluted	$0.09	($0.01)	$0.28	$0.07

(1) Reflects the Company's 90% interest in the AGM.

OUTSTANDING SHARE DATA

As of the date of this MD&A, there were 262,054,430 common shares of the Company issued and outstanding and 8,655,175 stock options outstanding (each exercisable to purchase one common share at exercise prices ranging between C$0.66 and C$4.16 per share). Additionally, there were 3,083,307 long-term incentive plan ("LTIP") awards, comprising restricted share units, performance share units and DSUs, that will be settled in equity. The maximum number of common shares issuable upon conversion of these LTIP awards is 3,782,807 common shares, assuming the maximum performance factor is achieved for all outstanding performance share units. The fully diluted outstanding share count at the date of this MD&A is 273,792,912.

28

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

RELATED PARTY TRANSACTIONS

As at September 30, 2026, the Company's related parties are its subsidiaries and key management personnel, defined as directors and executive officers of the Company. During the normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2026, all related party transactions were in the normal course of business, including compensation payments to key management personnel.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Estimates and Judgements

The preparation of financial statements in conformity with IFRS accounting standards requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in preparing the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025 are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024.

Changes in Accounting Policies Including Initial Adoption

Accounting standards adopted during the period

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance‐linked features; and required additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 were effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 had no significant impact on the Company's consolidated financial statements.

Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of September 30, 2026:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'.  IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company has advanced its evaluation of the implementation of IFRS 18 and identified the following potential impacts, which are not exhaustive, on its consolidated financial statements:

29

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

– Certain items of income or expense will be grouped differently within the operating, investing and financing categories resulting in new subtotals or line items in the Statement of Operations and Comprehensive Income (Loss);

– The starting point of the Statement of Cash Flows under the indirect method will be 'operating profit or loss', which may result in fewer reconciling items within operating activities;

– There may be further disaggregation of certain operating expenses in the financial statement notes such that line items aggregate expenses with similar characteristics; and

– There will be new disclosures for management-defined performance measures ("MPM"). An MPM has been defined as a subtotal of income and expenses that is used in communications outside of the financial statements to highlight a particular aspect of overall financial performance. On a preliminary basis, the Company has identified the following MPMs used in communications outside of the financial statements: adjusted net income; EBITDA; and adjusted EBITDA.

RISKS AND UNCERTAINTIES

Financial Instruments and Risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2025, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2025, which can be found on EDGAR at www.sec.gov.

Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and price of the Company's common shares. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Financial Instruments

As at September 30, 2026, the Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, lease liabilities, financial liabilities (gold hedge derivatives), long-term incentive plan liabilities, deferred and contingent consideration payable and the 1% net smelter return royalty payable on production from the Nkran deposit (the "Nkran Royalty"). The Company classifies cash and cash equivalents, restricted cash and accounts receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. Lease liabilities are measured in accordance with IFRS 16, Leases. Marketable securities, contingent consideration and the Nkran Royalty are financial assets and financial liabilities, respectively, measured at fair value through profit or loss. Cash-settled long-term incentive plan liabilities are accounted for under IFRS 2, Share-based Payment, and measured at fair value at each reporting date, with changes recognized in profit or loss. Marketable securities fall within Level 1 of the fair value hierarchy, while contingent consideration and the Nkran Royalty fall within Level 3. The gold hedge derivative liabilities are also recorded at fair value at the reporting date and fall within Level 2 of the fair value hierarchy. Refer to note 11 of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025 for discussion on the significant assumptions made in determining the fair value of the contingent consideration and Nkran Royalty.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 25(d) of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025.

30

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

As at September 30, 2026, the carrying and fair values of the Company's financial instruments by category are as follows (in thousands of U.S. dollars):

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at September 30, 2026	$	$	$	$
Financial assets:
Cash and cash equivalents	-	86,822	86,822	86,822
Restricted cash	-	25,922	25,922	25,922
Accounts receivable	-	918	918	918
Marketable securities (1)	3,436	-	3,436	3,436
Total financial assets	3,436	113,662	117,098	117,098

Financial liabilities:
Accounts payable and accrued liabilities (2)	10,116	107,045	117,161	117,161
Financial liabilities (2)	16,879	-	16,879	16,879
Lease liabilities	-	72,118	72,118	72,118
Deferred consideration	-	29,546	29,546	29,546
Contingent consideration	29,399	-	29,399	29,399
Total financial liabilities	56,394	208,709	265,103	265,103

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and accrued liabilities and financial liabilities include long-term incentive plan and gold hedge derivative liabilities, which are measured at fair value through profit or loss.

INTERNAL CONTROL

Internal Control over Financial Reporting ("ICFR")

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's ICFR to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

During the nine months ended September 30, 2026, there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

31

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

QUALIFIED PERSONS

The exploration information contained in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news releases dated January 29, 2026, February 12, 2026 and May 11, 2026, which are filed on the Company's SEDAR+ profile at www.sedarplus.ca.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Ms. Victoria Addison, P.Eng., Director, Mine Planning of Galiano. Mr. Pettman and Ms. Addison are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY STATEMENTS

Cautionary Statement on Forward-Looking Information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information, and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operates.  Forward-looking statements include, but are not limited to, statements with respect to:

  the deferred consideration payable in connection with a business combination transaction that closed on March 4, 2024;
  the future price of gold;
  the Company's operating plans for the AGM;
  the estimation of mineral reserves and mineral resources;
  the objective to increase mineral reserves and mineral resources, including any targets for additions to mineral reserves or mineral resources through exploration activities;
  the Company's vision to grow its business into a sustainable mid-tier producer;
  the potential for future underground mining;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;
  the timing, costs and project economics associated with the Company's development plans for the AGM;
  the availability of capital to fund the AGM's expansion and development plans;
32

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 the focus of future exploration programs;
  any additional work programs to be undertaken by the Company;
  the Company's planned and future drilling programs, including the timing thereof;
  the timing of fleet mobilization and expectations with respect to volumes mined at the Nkran deposit;
  expectations regarding the outcome of the garnishee order;
  expectations regarding processing plant milling capacity and milling rates;
  interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;
  timing of delivery of higher grade ore from the Abore and Esaase deposits and the effects of such on gold production levels;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  renewal of mining and exploration licenses and other permits necessary for mining operations;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;
  estimate of a legal provision;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  alignment with International Council on Mining and Metals' Mining Principles;
  unanticipated reclamation expenses;
  changes in accounting policies and resulting impact on disclosures;
  title disputes or claims;
  limitations on insurance coverage; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  mineral reserves and mineral resources estimates may change and may prove to be inaccurate;
  exploration activities may not result in the delineation of additional mineral resources or the conversion of mineral resources into mineral reserves within anticipated timeframes, or at all;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  inflationary pressures and the effects thereof;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
33

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices;
  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  metallurgical recoveries may not be economically viable, or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of mining and other contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  risks related to information systems security threats;
  the impact of technological developments on the Company's operations;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's share price;
  the carrying value of the Company's assets may change, and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company may be liable for uninsured or partially insured losses;
34

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 the Company may be subject to litigation;
  the garnishee order may not be set aside and the restricted cash may not be released or may be paid out;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on the business, results of operations and financial conditions of the Company, and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  any such other risk factors described under the heading "Risk Factors" in the Company's most recently filed AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying mineral reserves and mineral resources estimates;
  the Company's ability to raise sufficient funds from future equity financings or debt facilities to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

35

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025

Cautionary Note for United States Investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic United States issuers. The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by NI 43-101. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the Securities and Exchange Commission ("SEC") applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the Company's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.

36